Exhibit 99.1

News Release

Investor and Media Contacts:
Laura Zobkiw	Peter Davis
Corporate Communications & Investor Relations	Chief Financial Officer
(510) 204-7200	(510) 204-7200

XOMA Reports 2003 Year-end Financial Results

*********************************************************************

RAPTIVA™ Approval, XMP.629 Clinical Progress in Acne and

New Product Collaborations Among 2003 Highlights

Berkeley, CA – March 15, 2004 — XOMA Ltd. (Nasdaq: XOMA), a biopharmaceutical development company, today announced its financial results for the year ended December 31, 2003.

For the year ended December 31, 2003, the Company recorded a net loss of $58.7 million or $0.78 per share compared with $33.2 million or $0.47 per share in 2002.

Revenues:

Total revenues for 2003 were $24.4 million compared with $29.9 million in 2002. License fee revenues in 2003 increased to $18.9 million from $16.9 million in 2002. These revenues include “up front” and milestone payments related to technology outlicensing and other collaborative arrangements. The increase in license fee revenues from 2002 to 2003 primarily reflects a $10.0 million contract termination from Baxter Healthcare Corporation related to the NEUPREX® product, which was partially offset by the recognition as revenue in 2002 of non-recurring license agreement fees with MorphoSys AG and Cambridge Antibody Technology Limited. Revenues from contract services were $5.4 million in 2003, as compared to $13.1 million in 2002. These revenues related primarily to service arrangements with Baxter and Onyx Pharmaceuticals, Inc. The decline in these revenues from 2002 to 2003 primarily reflects termination of the collaboration with Onyx on Onyx-015.

Expenses:

Research and development expenses for 2003 increased to $57.5 million compared with $42.6 million for 2002. The increase from 2002 to 2003 reflected increased spending related to RAPTIVA™, the Millennium collaboration products, XOMA’s XMP.629 topical acne compound and new product research. This increase was partially offset by reduced spending on Onyx-015, NEUPREX® and ING-1.

Marketing, general and administrative expenses for 2003 increased to $24.5 million compared with $19.4 million for 2002. The increase of $5.1 million from 2002 to 2003 related to increased spending for pre-launch activities for RAPTIVA™, partially offset by reduced legal expenses as a result of litigation concluded in 2002.

The Company expects to record a higher loss in 2004, reflecting increased selling and marketing expenses in support of the launch of RAPTIVA™, as well as increased spending in support of its XMP.629 topical acne program, the TPO mimetic antibody program initiated with Alexion Pharmaceuticals, Inc. in December of 2003 and new product research, including the cancer antibody program announced with Chiron Corporation in March of 2004.

Liquidity and Capital Resources

In September of 2003, XOMA successfully completed an underwritten public offering of nine million common shares for gross proceeds of $72.0 million. In October of 2003, the underwriters exercised their over-allotment option to purchase an additional 1.35 million shares for $10.8 million, bringing the total gross proceeds to $82.8 million. In November of 2003, the Company exercised its right to defer $40.0 million of its development loan obligation to Genentech and to pay the remaining balance of approximately $29.6 million in preference shares that are convertible to approximately 3.8 million common shares at a price of $7.75 per share. In March of 2004, the Company announced a collaboration agreement with Chiron to develop multiple therapeutic cancer antibody products. The arrangement includes a 70-30 cost and profit sharing arrangement, with XOMA’s share being 30 percent. In addition, XOMA receives an initial payment of $10 million and a loan facility of up to $50 million to fund up to 75 percent of its share of development expenses. Chiron’s profit share is subject to a limited upward adjustment which in turn may be reduced if XOMA achieves certain milestones or if Chiron elects to extend the program.

As of December 31, 2003, XOMA held $85.2 million in cash, cash equivalents, short-term investments, compared with $38.2 million at December 31, 2002. The 2002 figures also included $1.5 million in restricted cash. The Company estimates that it has sufficient cash resources, together with funding available to it through its collaborations, to meet its operating needs through at least the end of 2005. Any significant revenue shortfalls, increases in planned spending or development programs, losses on RAPTIVA™, additional licensing arrangements, collaborations or financing arrangements could potentially shorten or extend this period.

“2003 was a year of important accomplishments for XOMA, the most significant of which was the approval of RAPTIVA™, which pushes XOMA into a select group of biotech companies with approved products. We feel that RAPTIVA™ sales are off to a good start and look forward to seeing if this strong performance continues throughout the remainder of the year,” said John L. Castello, president, chairman and CEO of XOMA. “A major priority for 2004 will be to further strengthen our pipeline through our business development strategy. A good example of this is our recently announced multiple antibody product cancer collaboration with Chiron.”

“From a financial perspective, we accomplished a lot in 2003,” said Peter B. Davis, XOMA’s vice president of finance and chief financial officer. “In April we announced a re-structuring of our financing arrangements with Genentech that later in the year enabled us to defer payment of $40 million that would otherwise have been due upon the approval of RAPTIVA™ in October. We further strengthened our balance sheet with a public offering that brought in net proceeds of $77.4 million. We’ve made solid progress with our product pipeline, and gained access to additional tools and technologies that are already helping us to attract more product alliances such as the recent Chiron deal.”

Product Highlights

RAPTIVA™ (Efalizumab): Collaboration with Genentech, Inc.

On October 27, 2003, Genentech (NYSE:DNA) and XOMA announced the FDA approval of RAPTIVA™ for chronic moderate-to-severe plaque psoriasis in adults who are candidates for systemic therapy or phototherapy. RAPTIVA™ is the first approved biologic therapy designed to provide continuous control of chronic moderate-to-severe plaque psoriasis and can be self-administered by patients as a single, once-weekly subcutaneous injection. Genentech launched RAPTIVA™ sales in late November of 2003. The RAPTIVA™ reimbursement and distribution model, particularly Genentech’s Single Point of Contact or SPOC system, has also been received positively by patients and physicians. Genentech currently works with a network of four specialty pharmacies in processing reimbursement requests.

Under the terms of XOMA’s financing agreements with Genentech, this first product approval triggered XOMA’s obligation to pay balances due under separate commercial and development loan facilities. On November 3, 2003, XOMA announced that it had elected under the development loan agreement to defer approximately $40.0 million of the amount due. The deferred portion will be paid out of proceeds from XOMA’s share of future U.S. operating profits generated from RAPTIVA™ sales. At that time, the Company also elected to pay the remaining balance of the development loan of $29.6 million in December 2003 with preference shares that are convertible into XOMA common shares at a price of $7.75 per share. The commercial loan balance at year-end was $13.3 million, $3.0 million of which was paid in January of 2004. The remaining balance of $10.3 million is due in April of 2004.

Serono S.A. (virt-x:SEO), Genentech’s marketing partner outside the U.S. and Japan, announced in February 2003 that it has filed an application for European Union marketing approval of RAPTIVA™ for moderate to severe psoriasis. Serono has filed additional applications in other countries. XOMA is entitled to a royalty from Genentech on sales of RAPTIVA™ outside the U.S.

In January of 2003, Genentech and XOMA initiated a Phase II study evaluating RAPTIVA™ in patients with psoriatic arthritis. The trial is complete and initial results should be available before the end of March of 2004. Genentech and XOMA continue to evaluate additional indications for RAPTIVA™.

MLN2222: Collaboration with Millennium Pharmaceuticals, Inc.

XOMA and Millennium (Nasdaq:MLNM) are continuing to develop MLN2222 (formerly CAB-2), a complement inhibitor, for complications associated with coronary artery bypass graft (CABG) surgery. MLN2222 is being developed to reduce the incidence of complications in patients undergoing surgical procedures involving the use of cardiopulmonary bypass (CPB), a heart-lung bypass machine. MLN2222 is a novel, proprietary recombinant protein that blocks both the C3 and C5 convertases, which are essential components of the complement activation pathway.

A Phase I study was initiated in December of 2003, the first of two planned Phase I trials that will evaluate the safety, tolerability, pharmacokinetic and pharmacodynamic properties of MLN2222 in healthy volunteers. The overall Phase I program, to be conducted in the United States, will involve approximately 100 healthy volunteers and CABG surgery patients.

TPO Mimetic: Collaboration with Alexion Pharmaceuticals, Inc.

In December of 2003, Alexion (Nasdaq:ALXN) and XOMA announced a collaborative agreement to develop and commercialize a rationally designed human TPO mimetic antibody as a treatment for chemotherapy-induced thrombocytopenia. Thrombocytopenia is an abnormal blood condition in which the number of platelets is reduced, potentially leading to bleeding complications. The antibody, discovered at Alexion Antibody Technologies (AAT), a wholly owned subsidiary of Alexion, was designed to mimic the activity of human thrombopoietin (TPO), a naturally occurring protein responsible for platelet production. Preclinical development is in progress.

Oncology Therapeutic antibodies Program: Collaboration with Chiron Corporation

In March of 2004, Chiron (Nasdaq:CHIR) and XOMA announced a worldwide, exclusive, multi-product, collaborative agreement for the development and commercialization of antibody products for the treatment of cancer. Under the terms of the agreement, the companies will jointly research, develop, and commercialize multiple antibody product candidates. Under the agreement, the companies will share development and commercialization expenses, including preclinical and clinical development, manufacturing, and worldwide marketing costs, as well as revenues, generally on a 70-30 basis, with XOMA’s share being 30 percent. Financial terms include an initial payment to XOMA of $10 million and a loan facility of up to $50 million to fund up to 75 percent of XOMA’s share of development expenses. Chiron’s profit share is subject to a limited upward adjustment, which in turn may be reduced if XOMA achieves certain milestones or if Chiron elects to extend the program.

XMP.629 for acne:

XOMA is currently evaluating as a possible treatment for acne, XMP.629, a topical anti-bacterial and anti-inflammatory compound derived from human bactericidal/permeability-increasing protein (BPI). Propionibacterium acnes, a microbe commonly found on human skin, is associated with inflammatory lesions in acne patients. The emergence of strains resistant to current antibiotics used to treat acne and positive results in pre-clinical studies encouraged XOMA to pursue development of the compound for this dermatological indication. In 2003, XOMA completed two Phase I clinical trials to evaluate skin irritation and pharmacokinetics of the compound. In January of 2004, XOMA announced the initiation of Phase II clinical testing.

NEUPREX®:

NEUPREX® is an injectable formulation of rBPI-21, a genetically engineered fragment of BPI (bactericidal/permeability increasing protein).

In July of 2003, XOMA announced the termination of its license and supply agreements with Baxter for this product. In return for a release from its obligations under the agreements, Baxter agreed to a one-time $10.0 million payment to XOMA, paid in January of 2004.

In October of 2003, XOMA announced commencement of an open-label Phase I/II probe study of NEUPREX® in pediatric patients undergoing open-heart surgery for congenital heart abnormalities. The study is sponsored by an investigator at the Children’s Medical Center in Dallas. XOMA may evaluate possible future options for developing the product in multiple indications when appropriate, and continues to evaluate potential partnership opportunities.

Investor Conference Call

XOMA has scheduled an investor conference call regarding this announcement to be held tomorrow, March 16, 2004 beginning at 4:00 PM EST (1:00 P.M. PST). Investors are invited to listen to the conference call by phone or via XOMA’s website, http://www.xoma.com/. The domestic dial-in number (U.S./Canada) for the live call is 1-877-869-7222 and the conference ID number is 6040342. The international dial-in number is 1-706-679-5933 and uses the same dial-in conference I.D. number. To listen to the call via the Internet, go to XOMA’s website a few minutes before the start of the call to register, download, and install any necessary audio software.

The audio replay of the call will be available beginning two hours following the conclusion of the webcast through 6:00 p.m. EST (3:00 p.m. PST) on April 5, 2004. Access numbers for the replay are 1-800-642-1687 (U.S./Canada) or 1-706-645-9291 (International); Conference I.D. 6040342.

About XOMA

XOMA is a biopharmaceutical company focused on developing and manufacturing antibody and other protein-based biopharmaceuticals for disease targets that include cancer, immunological and inflammatory disorders, and infectious diseases. XOMA’s proprietary and collaborative product development programs include: RAPTIVA™ for moderate to severe plaque psoriasis (marketed), psoriatic arthritis (Phase II) and other indications in collaboration with Genentech, Inc.; MLN 2222, a recombinant protein for reducing the incidence of post-operative events in coronary artery bypass graft surgery patients with Millennium Pharmaceuticals, Inc. (Phase I); a TPO mimetic antibody to treat chemotherapy-induced thrombocytopenia in collaboration with Alexion Pharmaceuticals, Inc. (preclinical) and a multiple antibody product candidate program for the treatment of cancer in collaboration with Chiron Corporation (preclinical). XOMA’s proprietary bactericidal/permeability-increasing protein (BPI)-derived programs include XMP.629, a topical formulation of a BPI-derived compound for acne (Phase II), and NEUPREX® in a Phase I/II study to limit complications following pediatric cardiopulmonary bypass surgery. For more information about XOMA’s product pipeline and antibody product development capabilities and technologies, please visit XOMA’s website at http://www.xoma.com/.

Certain statements contained herein related to the relative size of the Company’s loss for 2004, the sufficiency of its cash resources, the marketing and sales efforts for RAPTIVA™ and the availability of clinical data, as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Among other things, the actual loss for 2004 could be higher depending on revenues from licensees and collaborators, the size and timing of expenditures and whether there are unanticipated expenditures; the sufficiency of cash resources could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated or if funds are not available on acceptable terms; the marketing and sales efforts for RAPTIVA™ may not be successful if Genentech fails to meet its commercialization goals, due to the strength of the competition or if physicians do not adopt the product as treatment for their patients; and the availability of clinical data may be delayed due to slower enrollment or other delays in the trial itself or due to problems with the collection, review or interpretation of the data. These and other risks, including those related to the results of pre-clinical testing, the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data), changes in the status of the existing collaborative relationships, availability of additional licensing or collaboration opportunities, the ability of collaborators and other partners to meet their obligations, market demand for products, scale up and marketing capabilities, competition, international operations, share price volatility, XOMA’s financing needs and opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the cost of protecting intellectual property and risks associated with XOMA’s status as a Bermuda company, are described in more detail in the Company’s most recent annual report on Form 10-K and in other SEC filings.

Condensed Financial Statements Follow

XOMA Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$84,812	$36,262
Short-term investments	436	391
Restricted cash	—	1,500
Receivables	10,625	8,656
Related party receivables - current	94	206
Inventory	—	1,306
Prepaid expenses and other	1,267	449

Total current assets	97,234	48,770
Property and equipment, net	21,337	22,650
Related party receivables - long-term	120	190
Deposits and other	159	172

Total assets	$118,850	$71,782

LIABILITIES AND SHAREHOLDERS’ EQUITY (Net Capital Deficiency)
Current liabilities:
Accounts payable	$5,058	$3,201
Accrued liabilities	6,163	7,096
Short-term loan	—	763
Notes payable - current	13,343	—
Capital lease obligations - current	520	667
Deferred revenue - current	90	1,729
Convertible note - current	5,284	5,146

Total current liabilities	30,458	18,602
Capital lease obligations - long-term	272	729
Deferred revenue - long-term	—	800
Convertible subordinated note - long-term	—	63,016
Interest bearing Long-term obligation	39,906	—

Total liabilities	70,636	83,147

Commitments and contingencies

Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized Series A, 135,000 designated, no shares issued and outstanding at December 31, 2003 and 2002, respectively	—	—
Series B, 8,000 designated, 2,959 and no shares issued and outstanding at December 31, 2003 and 2002, respectively. Aggregate liquidation preference of $29.6 million at December 31, 2003.	1	—
Common shares, $.0005 par value, 135,000,000 shares authorized, and 83,998,697 and 71,793,647 shares outstanding at December 31, 2003 and 2002, respectively	42	36
Additional paid-in-capital	647,534	529,354
Accumulated comprehensive income	166	121
Accumulated deficit	(599,529)	(540,876)

Total shareholders’ equity (net capital deficiency)	48,214	(11,365)

	$118,850	$71,782

Amounts derived from the Company’s audited financial statements appearing in the Annual Report on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission.

XOMA Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	2003	2002	2001
Revenues:
License and collaborative fees	$18,946	$16,850	$4,821
Contract revenue	5,380	13,050	10,078
Product sales	86	49	2,380

Total revenues	24,412	29,949	17,279

Operating costs and expenses:
Research and development	57,461	42,621	35,929
Marketing, general and administrative	24,489	19,405	8,681

Total operating costs and expenses	81,950	62,026	44,610

Loss from operations	(57,538)	(32,077)	(27,331)

Other income (expense):
Investment and other income	461	871	1,959
Interest expense	(1,875)	(2,041)	(2,570)
Other income (expense)	299	—	(98)

Net loss	$(58,653)	$(33,247)	$(28,040)

Basic and diluted net loss per common share	$(0.78)	$(0.47)	$(0.41)

Shares used in computing basic and diluted net loss per common share	75,070	70,355	68,159

Amounts derived from the Company’s audited financial statements appearing in the Annual Report on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission.